[Ralcorp Letterhead]	SEC File Number: 1-12619 Writer’s Direct Dial Number: 314-877-7099 Writer’s E-Mail Address: cghuber@ralcorp.com

June 11, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Branch Chief

Re:

Ralcorp Holdings, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A,

Filed May 23, 2008

Annual Report on Form 10-K for the Fiscal Year ended September 30, 2007

Quarterly Report on Form 10-Q for the Fiscal Quarter ended
December 31, 2007

Amendment No. 1 to Registration Statement on Form S-4,

Filed May 23, 2008, File No. 333- 150222

Dear Ms. Parker:

Ralcorp Holdings, Inc. (the “Company” or “Ralcorp”) is in receipt of the Staff’s letter dated June 6, 2008 (the “Comment Letter”), regarding the Staff’s review of, and comment on, the above referenced filings. The Company hereby submits the following responses to the Staff. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, each of the Company’s responses are preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

General

1. We remind you of prior comment 1. Please make corresponding changes to the documents filed by Ralcorp Holdings, Inc. and Cable Holdco, Inc. to the extent appropriate.

Response:

The filings on behalf of Cable Holdco, Inc. and the Company have been revised in response to the Staff’s comments.

Schedule 14A

2. We note your response to prior comment 2 and reissue the comment. It would appear that the obligations and services to be provided under the collateral agreements described on pages 124-128 are material to the proper functioning of the post-merger Post cereals business being acquired. For example, in the risk factor on page 25, you make reference to post-merger purchasing services Kraft is obligated to provide and the commercially reasonable efforts Kraft is obligated to use to provide the benefits of any contracts that cannot be assigned to Ralcorp post-merger. Please file the form of or executed version of the transition services agreement and related collateral agreements.

Response:

In response to the Staff’s comment, the Company has filed a form of Transition Services Agreement, forms of the Master External Manufacturing Agreements and a form of Project Agreement as exhibits to its registration statement on Form S-4. In addition, the Company has filed a Current Report on Form 8-K/A to include the above referenced agreements as exhibits to such report, and incorporated such report by reference into the proxy statement. Please note that because the parties believe the Alpha-Bits Phase-Out License Agreement will no longer be required, disclosure relating to such agreement has been removed from the proxy statement and the Form S-4 and such agreement has not been filed as an exhibit to the Form S-4 or to the Form 8-K/A.

3. There appears to be duplicative disclosure in the first and second questions and answers on page 6. Please revise your disclosure accordingly.

Response:

The Company has revised the disclosure on page 6 of the proxy statement in response to the Staff’s comment.

Information on Ralcorp – page 41

4. We refer you to the risk factor disclosure on page 25 and your response to prior comment 9. Given the relevance of these assignments in the aggregate to the post-merger business, as done in your response, please supplement the disclosure under this heading to make reference to the fact that consents for contracts have been obtained or will be obtained and the services that Kraft will provide to Ralcorp in the event that some consents are not obtained.

Response:

The Company has revised the disclosure on pages 41 and 42 of the proxy statement and pages 52 and 53 of the Form S-4 in response to the Staff’s comment.

5. We refer you to your response to prior comment 11. Please provide us with an analysis of the Missouri state law provisions that permit you to not resolicit in the event of waiver of a material condition after shareholder approval was obtained. We may have further comment.

Response:

In response to the Staff’s comment, the Company has revised pages 7 and 37 of the proxy statement.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, page 19

Liquidity and Capital Resources, page 24

6. We note your response to our prior comment number 16 and we are not in a position to agree with your response that additional disclosure should be included in your Form 10-Q after the company has completed the financing transactions related to the Merger. FRC 501.13 provides guidance that your discussion of liquidity and capital resources should include financing that is reasonably likely and should not be limited only to consummated transactions. FRC 501.13.b.2 states that “discussion and analysis of the types of financing that are, or that are reasonably likely to be, available (or of the types of financing that a company would want to use but that are, or are reasonably likely to be, unavailable) and the impact on the company’s cash position and liquidity, should be considered and may be required. For example, where a company has decided to raise or seeks to raise material external equity or debt financing, or if it is reasonably likely to do so in the future, discussion and analysis of the amounts or ranges involved, the nature and the terms of the financing, other features of the financing and plans, and the impact on the company’s cash position and liquidity (as well as results of operations in the case of matters such as interest payments) should be considered and may be required.” Please expand your discussion of liquidity and capital resources in your next Form 10-Q accordingly. Please also provide a sample of your intended disclosure in your response to this comment.

Response:

The Company notes the Staff’s comment and will update the “Liquidity and Capital Resources” disclosure in its next Form 10-Q. Below is a sample of the intended disclosure related to this comment. If the financing transactions discussed below are finalized in advance of the filing date of the Company’s next Form 10-Q, the disclosure will be updated to describe the final terms of such financing arrangements. In addition, once the terms of the Post cereals business debt financing are finalized, the details will be further updated and included in the disclosure.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have funded operating needs by generating positive cash flows through operations. We expect to continue generating operating cash flows through our mix of businesses and expect that short-term and long-term liquidity requirements will be met through a combination of operating cash flows and strategic use of borrowings under committed and uncommitted credit arrangements…

Cash provided by operating activities was….

Capital expenditures for fiscal 2008 are expected to be approximately $             million, of which $             million was spent during the first nine months. As discussed below, we have adequate capacity under current [and anticipated] financing arrangements to meet these cash needs.

On December 24, 2007, $29.0 million of our Fixed Rate Senior Notes, Series B and $10.7 million of Series D, were repaid as scheduled. On December 22, 2008, another $29.0 million of Series B and $10.7 million of Series D are scheduled to be repaid. As of June 30, 2008, we were in compliance with all of our debt covenants. Most significantly, the ratio of “Total Debt” to “Adjusted EBITDA” (each term as defined in the debt agreements) was              to              at June 30, 2008, well below our most restrictive limit of 3.5 to 1.0. Total remaining availability under our $150 million revolving credit agreement and our $30 million of uncommitted credit arrangements was $             million as of June 30, 2008.

We have entered into a commitment letter with J.P. Morgan Securities Inc. and SunTrust Robinson Humphrey, Inc. which provides us with a $450.0 million, three-year revolving credit facility. We anticipate that this credit facility will replace our current outstanding $150 million credit facility and will serve as our primary source of liquidity for working capital and operating activities including any future acquisitions. We anticipate that the definitive documents will include customary affirmative and negative covenants, as well as a financial covenant that would limit the ratio of debt to EBITDA (earnings before interest, taxes, depreciation and amortization as defined in the final credit agreement) to no more than 3.75 to 1, and would require a ratio of EBIT to interest expense of not less than 3 to 1. The facility would be guaranteed by our material domestic subsidiaries, and secured by a pledge of 65% of the stock of certain material foreign subsidiaries. We anticipate that loans under the credit facility will bear an initial interest rate equal to either the prime rate, or LIBOR plus 1.25%, at our election. The interest rate will increase or decrease by an amount not exceeding 0.50% in each direction based on the ratio of debt to EBITDA at the end of each fiscal quarter.

In addition, upon consummation of the Post cereals business transaction, $300.0 million in bank debt and approximately $662.2 million in debt securities will become part of our debt obligations. Our long-term debt to total capital (which is the total of long-term debt and total shareholders’ equity) ratio will be approximately 43% on a pro forma basis after giving effect to the transactions contemplated by the Transaction Agreement. With regard to the debt securities, based on current market conditions, we anticipate the interest rate will be based on the 10-year U.S. Treasury Rate plus 250 to 300 basis points applicable to issuances of companies with similar credit profiles. There can be no assurance that the terms of the final credit facility and debt securities will be consistent with those discussed above.

Cash needs in excess of our available borrowing capacity could be met through additional sales of our shares of Vail Resorts, Inc….

Item 8 -Financial Statements and Supplementary Data, page 32

Consolidated Statement of Earnings, page 34

7. We note your response to our prior comment number 17 in which you note that maturity disclosures in footnote seven indicate that this amount is an unrealized loss. We are not in a position to agree with your conclusion that the nature of this loss is readily apparent by virtue of your disclosure of maturity dates. Given the relevance of this disclosure in enabling an investor’s understanding of how unrealized earnings in this period may affect the variability of earnings in future periods, please either modify your caption for Loss on Forward Sale Contracts within your Consolidated Statement of Earnings or expand your disclosure to clarify the nature and character of the loss.

Response:

The Company continues to believe the total mix of information provided in its annual report on Form 10-K for the year ended September 30, 2007 and subsequent reports on Form 10-Q provide enough information to ascertain that any gains or losses on its forward sale contracts are “unrealized” until contract settlement occurs. The “unrealized” nature of these gains or losses is indicated in several areas within the Company’s Form 10-K.

On page 21, under the heading “Loss on Forward Sale Contracts” in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the Company discloses that “Net earnings were affected by non-cash losses on forward sale contracts…”

On page 25, under the heading “Financing Activities” in the Liquidity and Capital Resources section of MD&A, after the discussion of contract maturity dates, the Company discloses the following: “Because Ralcorp accounts for its investment in Vail Resorts using the equity method, we are currently precluded from using hedge accounting under FAS 133 for these contracts. Accordingly, we must report changes to the fair value of these contracts within our statement of earnings. These gains or losses have no impact on our cash flows. The fair value of the contracts is dependent on several variables including the market price of Vail stock (which was $62.29 at September 30, 2007 and $40.02 at September 30, 2006), estimated future Vail stock price volatility, interest rates, and the time remaining to the contract maturity dates.”

On page 31, under the heading “Equity Price Risk” in the Quantitative and Qualitative Disclosures about Market Risk, after another discussion of the nature and terms of the forward sale contracts, a sensitivity analysis is presented to indicate the potential for related variability of earnings in future periods.

On page 36, on the Consolidated Statements of Cash Flows, the “Loss on forward sale contracts” recognized in the Company’s statement of earnings is clearly added back to net earnings to arrive at net cash provided by operating activities. A similar adjustment is shown on the Condensed Consolidated Statements of Cash Flows in the Company’s quarterly reports on Form 10-Q.

Although the Company believes these disclosures indicate these gains or losses are unrealized and indicate the potential for related variability of earnings in future periods, in future filings the “Forward Sale Contracts” disclosure in the notes to the consolidated financial statements will be expanded to clarify the nature and character of the related gains or losses, using language similar to the following: “Therefore, any gains or losses on the contracts, whether realized or unrealized, are immediately recognized in earnings. To date, all gains and losses on forward sale contracts were unrealized.”

Note 1 – Summary of Significant Accounting Policies, page 38

8. We note from your response to our prior comment number 18 that you have determined that your investment in Ralcorp Receivables Corporation is not within the scope of FAS 115. Please clarify whether the basis for your conclusion is founded in the application of paragraph 3.a of FAS 115, and not paragraph 4 as stated in your response. If so, please confirm to us, if true, that your investment in Ralcorp Receivables Corporation is an investment in an equity security that does not have a readily determinable fair value, as defined by paragraph 3.a of that statement.

We also note your reference to footnote 11 of your financial statements which contains information on how you derived the amount reported on your balance sheet. Please tell us the accounting basis for this treatment (i.e. equity method under APBO 18, or cost method as defined in paragraph 6.a of APBO 18, or other method of accounting). Please reference the appropriate accounting literature to the extent it will aid in your response.

Please tell us whether you have evaluated your asset “investment in Ralcorp Receivables Corporation” for impairment under the framework of FSP FAS 115-1, and if so, please tell us the results of Steps 1,2 and 3 therein and how you arrived at each conclusion. In your response, please tell us how fair value was determined and what guidance you applied in consideration of whether an impairment was temporary or other then temporary (if any). Please also tell us whether any of the disclosure requirements of paragraphs 17 and 18 were required to be disclosed, and if so, please tell us where those disclosures have been made. Please expand your footnote to disclose your accounting policy for evaluating this investment for impairment.

If you have not evaluated your asset “investment in Ra1corp Receivables Corporation” for impairment under the framework of FSP FAS 115-1, please tell us how you have otherwise determined that the asset is appropriately valued and realizable at the carrying amount.

Response:

The Company’s investment in Ralcorp Receivables Corporation (RRC) is an investment in an equity security that does not have a readily determinable fair value, as defined by paragraph 3.a. of FAS 115 (and not paragraph 4 as erroneously stated in our response to prior comment number 18).

The Company owns 100% of the stock of RRC and its controlling financial interest would normally result in consolidation pursuant to ARB 51. However, RRC is a qualifying SPE in accordance with paragraph 35 of FAS 140 and so is not consolidated in accordance with paragraph 46 of FAS 140 and paragraph 4.c. of FIN 46(R). The Company reports its rights and obligations related to its investment in RRC at the estimated fair value of RRC’s retained interest in accounts receivable sold using the same valuation procedures it uses for normal accounts receivable, with consideration given to collectibility based on the economic status of the customers. That retained interest is the only asset or liability of RRC other than an intercompany loan to the Company, which is eliminated.

The Company has evaluated its asset “investment in Ralcorp Receivables Corporation” for impairment under the framework of FSP FAS 115-1. In Step 1, the Company determined that the investment was not impaired because the estimated fair value was not less than its cost, so Steps 2 and 3 were unnecessary and the disclosures described in paragraph 17 were not required. Cost in this case is the carrying amount of RRC’s retained interest in accounts receivable. That carrying amount approximates fair value because of the short maturities of the underlying receivables and because a valuation allowance (allowance for doubtful accounts) was established. In determining the appropriate allowance, consideration was given to the economic status of several highly leveraged or “at risk” customers. Because the investment in RRC is the Company’s only “cost-method investment” the disclosure of its carrying amount in the balance sheet and Note 11 fulfilled the requirements of paragraph 18.a. of the FSP. The disclosures described in paragraph 18.b. and 18.c. were not applicable.

In future filings, the Company will expand its “Summary of Significant Accounting Policies” note to specifically disclose its accounting policy for evaluating this investment for impairment by modifying the “Recoverability” paragraph as follows: “Recoverability of Assets – The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles, goodwill, and investment in Ralcorp Receivables Corporation. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.”

Form S-4/A Filed on May 23, 2008

Accounting Treatment and Considerations, page 11

9.	We note your response to our prior comment number 14 and are continuing to evaluate your response.

Response:

The Company notes the Staff’s comment and awaits resolution of this issue.

Unaudited Pro Forma Condensed Combined Financial Data of Ralcorp and the Post Cereals Business, page 75

Footnote (f), page 82

10. We note in your response to our prior comment number 32 that you identify three principal methodologies used in preliminarily estimating values for intangible assets:

•	present values of estimated future cash flows,

•	recent acquisition experience, and,

•	reviews of similar public transactions.

Please expand your disclosure to provide additional information about how these values were derived so as to enable investor understanding and analysis of the future prospects of the business, as impacted by the changes resulting from this transaction. Consider disclosing the critical inputs and significant assumptions underlying your principal methodologies such as:

•	whether historical cash flows were used as a basis for estimating future cash flows and why they are appropriate with or without adjustment

•	discount rates used

•	assumptions about anticipated or possible future events that resulted in changes in estimated future cash flows, or,

•	any other significant inputs and assumptions within your model.

Refer to the of pro forma objectives and pro forma adjustment guidance in paragraphs (a) and (b)(6), respectively, of Rule 11-2 of Regulation S-X.

Response:

The Company has revised the disclosure on page 69 of the proxy statement and page 82 of the Form S-4 in response to the Staff’s comment.

* * * * *

Please feel free to contact me at (314) 877-7099 if you have any further questions.

Sincerely,

/s/ Charles G. Huber, Jr.
Charles G. Huber, Jr.
Vice President and General Counsel

cc:	William F. Seabaugh R. Randall Wang Melissa Duru